November 12, 2009

Mr. William F. Rountree, Jr.
President
Monarch Financial Holdings, Inc.
1101 Executive Blvd.
Chesapeake, Virginia 23320

Re: Monarch Financial Holdings, Inc.
   Registration Statement on Form S-1
   Filed October 14, 2009
   File Number 333-162473

Dear Mr. Rountree:

    We have reviewed your Form S-1 and have the following comments. Please note however that our review is limited because our accounting staff has not participated in the review of this document, and we do not anticipate that they will do so. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1.   Given the significant events of the past 12 months, please include a "Recent Developments" section in the forepart of the prospectus. Include capsule information and textual discussion, to the extent available, for the period ended September 30, 2009.

The Company, page 4

2.   We believe that the text beginning at the fourth paragraph is promotional and we would ask that you consider revising and deleting information to give a better balance. We are particularly concerned with the use of compound growth numbers. We note that compound numbers tend to grow at high rates when companies are new because they start out at such a low number, and in the long run they are impossible to sustain. We note that you did not include the compound growth rate of nonperforming assets from December 31, 2003 to December 31 2008, but if you include other growth rates, then we believe that you should include this one. We also believe, if retained, that these bullet points should be expanded to note recent changes in income. In this connection, also please see the next comment.

3.   Please revise the summary to briefly note the business conditions for banks over the past year and describe the impact of this situation on your company. This appears to include a significant decline in net income for 2008, essentially flat performance in your "commercial and other banking" segment in 2009 and a significant increase in mortgage banking income. Disclose how this mortgage banking income growth has been achieved and how it relates to the economics of your market area.

4.   We would suggest that given the extent to which your mortgage banking segment has grown recently, and how significant it is to your operations and how your recent business experience is different from the common perception of trends in the industry, we suggest that you include in the summary a description of the type of lending and securitization you are doing, where your borrowers are located and the risks involved.

Our Market Area, page 5

5.   Please quantify the change in unemployment for the Greater Hampton Roads over the past year.

Risk Factors, page 11

6.   Please include a risk factor to address the current, historically low interest rate environment and the typical consequences of rising rates on the type of the securities you are selling. As warranted, also consider a second risk factor addressing current low rates and the consequences of rising rates on the sale of homes and your mortgage banking operations.

Our Series B Preferred stock is…, page 11

7.   Please quantify the dollar amount of securities ranking senior or equal to the securities to be issued. Here, or someplace else early in the prospectus, such as in the third paragraph under "Dividends," on page 8, also name the securities that these securities are senior to. If it is only the common stock, please make that clear.

Summary of Financial Information, page 10

8.   Please consider adding the dollar amount of nonperforming loans to this table and the ratio of the allowance for loan losses to nonperforming loans.

Risk Factors, page 11

9.   Please review the disclosure in this section to determine if you can reduce this section with the goal that investors are apprised of the risks that are specific to your company or this offering. We believe that risks that are inherent to any investment decision or any investment in a financial institution do not have to be discussed.

Our Profitability depends…., page 14

10.   Specifically identify any significant negative impact to date resulting from adverse area market conditions.

Caution About Forward-Looking Statements, page 22

11.   This section seems to provide a laundry list of possible issues. Where warranted, please address these as risk factors and reduce this list to the most meaningful items.

Dividend Policy, page 26

12.   Please explain or define the concept of "undivided profits."

Loan Portfolio, page 45

13.   In the second paragraph you reference a "recent boom in the mortgage industry." Please describe this in some detail to date as you perceive it in your market area. Also, here or elsewhere, in the context of this "boom," explain your understanding of the large growth in charge offs and nonperforming loans between December 31, 2008 and June 30, 2009, disclosed on page 48 and 49.

Transactions with Management, page 76

14.   Pursuant to 4(c) of the Instructions to Item 404(a), revise the first paragraph to delete the words "of their" found in the second line. In the fourth line, revise the phrase "with others" to read "with persons not related to the lender."

Description of the Series B Preferred Stock, page 88

15.   We note the last sentence of the first paragraph which refers the reader to other documents for information. Supplementaly, please confirm that all of the material terms and provisions of the securities have been disclosed in this document or otherwise revise.

16.   Please clarify that the last sentence of the third paragraph on page 88 represents the opinion of the law firm Williams Mullen.

* * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

By fax: John M. Paris
        Fax number 757-473-0395